SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2005
                           ---------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-29040

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Savings Plan for Employees of Fidelity Federal Bank & Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fidelity Bankshares, Inc.
                                205 Datura Street
                         West Palm Beach, Florida 33401

          Savings Trust for Employees of Fidelity Federal Bank & Trust
                     Financial Statements as of and for the
                   Years Ended December 31, 2005 and 2004, and
               Supplemental Schedule as of December 31, 2005, and
            Reports of Independent Registered Public Accounting Firms

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        2

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits at
       December 31, 2005 and 2004                                              3

   Statements of Changes in Net Assets Available for Benefits for the
       Years Ended December 31, 2005 and 2004                                  4

   Notes to Financial Statements                                            5-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

   Schedule H, Part IV, Line 4i--Supplemental Schedule of Assets
         (Held at End of Year)                                               12


Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust

We have audited the accompanying statement of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

West Palm Beach, Florida
June 25, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the
Savings Trust for Employees of Fidelity Federal Bank & Trust

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


 /s/ Deloitte & Touche L.L.P.

Certified Public Accountants

West Palm Beach, Florida
June 27, 2005

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                                                   2005                 2004
                                                                             ------------------  -------------------
ASSETS:
  Cash                                                                               $ 145,999            $ 112,787
                                                                             ------------------  -------------------
  Investments-at fair value:
    As determined by quoted market price:
       Fidelity Bankshares, Inc. common stock
         (cost-$11,767,269 in 2005 and $9,658,452 in 2004)                          37,902,832           33,350,234
       Mutual funds (cost-$11,238,611 in 2005
         and $9,543,869 in 2004)                                                    12,103,911           10,558,723
     As determined by estimated fair value:
       Charles Schwab Money Funds
         (at cost which approximates fair value)                                     1,956,744            1,328,130
       Participants' notes                                                             944,065            1,036,499
                                                                             ------------------  -------------------
           Total investments                                                        52,907,552           46,273,586
                                                                             ------------------  -------------------
  Receivables:
     Employer contribution                                                             237,202              190,721
     Accrued investment income                                                               -               93,593
                                                                             ------------------  -------------------
        Total receivables                                                              237,202              284,314
                                                                             ------------------  -------------------
        Total assets                                                                53,290,753           46,670,687
                                                                             ------------------  -------------------
LIABILITIES:
  Due to broker for securities purchased                                                     -              115,047
  Other liabilities                                                                        865                  603
                                                                             ------------------  -------------------
        Total liabilities                                                                  865              115,650
                                                                             ------------------  -------------------
NET ASSETS AVAILABLE FOR BENEFITS                                                 $ 53,289,888         $ 46,555,037
                                                                             ==================  ===================

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                                                      2005                2004
                                                                                -----------------   ------------------
ADDITIONS:
  Investment income:
    Dividends and interest                                                             $ 545,458            $ 509,101
    Net appreciation in fair value of investments                                      5,542,334            9,842,777
                                                                                -----------------   ------------------
           Total investment income                                                     6,087,792           10,351,878
                                                                                -----------------   ------------------
  Contributions:
    Participants                                                                       2,695,551            2,330,445
    Employer                                                                           1,008,308              923,052
                                                                                -----------------   ------------------
           Total contributions                                                         3,703,859            3,253,497
                                                                                -----------------   ------------------
  Transfer from other employee benefit plans                                             399,554                    -
                                                                                -----------------   ------------------
           Total additions                                                            10,191,205           13,605,375
DEDUCTIONS:
  Benefits paid to participants                                                        3,456,354            2,237,198
                                                                                -----------------   ------------------
NET INCREASE                                                                           6,734,851           11,368,177
NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                                   46,555,037           35,186,860
                                                                                -----------------   ------------------
NET ASSETS AVAILABLE FOR BENEFITS-End of year                                       $ 53,289,888         $ 46,555,037
                                                                                =================   ==================


See notes to financial statements.
                                       4

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General--The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have been employed for ninety continuous days.

In December 2000, a "Company Pension Contribution" provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for participation in the Retirement Plan for the Employees of Fidelity Federal Bank & Trust, a defined benefit plan which is available only to employees hired prior to January 1, 2001.

Participant  and Employer  Matching  Contributions--All  eligible  employees may contribute between 1% and 50% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all eligible Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's Contribution for that quarter, up to the lesser of the Participant's Contribution, 6% of base salary, or an aggregate of $14,000 for the year. Contributions in excess of 6% of the Participant's annual compensation are not eligible for Employer matching contributions. The Employer begins providing matching contributions to a Participant's account on the first January 1 or July 1 coinciding with or following the Participant's completion of 1,000 hours of service.

Company Pension Contributions--As eligible employees hired subsequent to December 31, 2000 cannot participate in the above noted defined benefit plan, the Employer provides an additional Company Pension Contribution in addition to the matching contribution, equal to a percentage of the Participant's earnings based on years of service according to the following schedule:

                                                          Contribution
Years of Service                                            Percentage

Less than 7 years                                               3 %
7 years but less than 14 years                                  4 %
14 or more years                                                5 %


The contribution percentage is changed annually on January 1 of each Plan year based on the years of service earned by the Participant as of December 31 of the immediately prior Plan year. To receive a Company Pension Contribution for the Plan year, the Participant must (1) be eligible to receive Company Pension Contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the Company after attainment of age 55 and completion of at least five years of service.

Participant Accounts--The Plan provides for Participant accounts into an employer stock fund, several mutual funds, or Charles Schwab Money Funds, all of which are Participant directed. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Employer matching contribution, (b) the Company Pension Contribution, and (c) Plan earnings. Allocations are based on Participant earnings or account balances, as defined.
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Investments--Participants may elect to have their contributions invested, in increments of 1% of the total, in 1 of 22 funds, including Fidelity Bankshares, Inc. common stock, Artisan Midcap Fund, Artisan Midcap Growth Fund, Blackrock Government Income Investment A, Columbia Acorn Fund Class Z, Dodge & Cox Stock Fund, Europacific Growth Fund, Federated Kaufmann Fund Class K, First Eagle Sogen Overseas Fund, Growth Fund of America, Heartland Value Fund, MFS Value Fund Class A, New Perspective Fund R4, Oakmark Fund, Pimco Total Return Fund Class D, T Rowe Price Growth Stock Fund, Vanguard F-1 Securities Short-Term Federal Fund, Vanguard 500 Index Fund, Vanguard Wellington Fund, Schwab Markettrack Balanced Fund, Schwab Retirement Advantage Money Fund and Schwab Value Advantage Money Fund. Participants may change their investment options at any time.

Stock Splits--In December 2004, the Employer announced a 3-for-2 common stock split of Fidelity Bankshares, Inc. common stock in the form of a stock dividend paid on January 14, 2005 to stockholders of record on December 31, 2004. All share data for Fidelity Bankshares, Inc. common stock have been restated to give retroactive effect to this stock split.

Participants' Notes Receivable--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' loan fund. Loan terms range from one to five years, unless the loan is for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus 1/2% at the beginning of the month the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2005, 192 participants had outstanding loans classified as notes receivable totaling $944,065 at interest rates ranging from 4.50%-10.00%. At December 31, 2004, 194 participants had outstanding loans classified as notes receivable totaling $1,036,499 at interest rates ranging from 4.50%-10.00%.

Administration--The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

Distributions--Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability or death. Terminated Participants with less than 60 months of service receive the value of their contributions and their vested percentage of Employer contributions; the balance of the account is forfeited and applied to the Employer contribution for all other Plan Participants in that year.

Benefits Payable--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $28,606 and $219,546 at December 31, 2005 and 2004, respectively.

Forfeitures--Forfeited nonvested accounts totaled $52,174 and $24,132 for the years ended December 31, 2005 and 2004, respectively. These forfeitures were applied to Employer match and pension contributions for each applicable year.

Vesting--Participants' contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and Company Pension Contributions, and their related investment earnings according to the following schedule:

                                                                     Vested
Years of Service                                                    Percent

Employer matching contribution:
  Less than 1 year                                                     0 %
  1 year                                                              20 %
  2 years                                                             40 %
  3 years                                                             60 %
  4 years                                                             80 %
  5 years or more                                                    100 %

Company Pension Contribution:
  Less than 5 years                                                    0 %
  5 years or more                                                    100 %

Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, beginning from date of employment. Employer matching contributions and Company Pension Contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

Plan Termination--The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

Basis of Accounting--The accompanying financial statements are presented on the accrual basis of accounting. Employer contributions are recognized in the period in which the Employer becomes obligated and has made a formal commitment to make such contributions. Benefit payments are recorded when paid.

Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash--Cash includes cash awaiting investment or disbursement.

Investments--Investments are stated at fair value. Purchases and sales of securities are recorded as of the trade date. The cost of the Charles Schwab Money Funds, which include the Schwab Retirement Advantage Money Fund and Schwab Value Advantage Money Fund, approximate fair value due to the short-term nature of those investments. The fair values of the mutual funds and common stock were determined using closing market quotations at year-end. Participant loans are recorded at the outstanding loan balance, which approximates fair value.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments. Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Income Taxes--The Internal Revenue Service has determined and informed the Employer by a letter dated December 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision or liability for income taxes has been included in the Plan's financial statements.

Liabilities--Liabilities include (1) the Plan's obligation to purchase investments where the trade date is prior to, and the settlement date is subsequent to, the closing of the reporting period and (2) other miscellaneous liabilities of the Plan to the Participants.

3.    TRANSFER OF PLAN ASSETS

During the year ended December 31, 2005, the Employer's parent company acquired First Community Bancorp, Inc. In conjunction with the acquisition, the acquired company elected to terminate its participation in its employee benefit plan and have all plan assets of consenting withdrawing employees transferred to the Plan as of August 15, 2005. In conjunction with such acquisition, the Plan was amended to include provisions for the employees of First Community Bancorp, Inc. The provisions of the amendment included the recognition of these employees' service with the acquired company for determination of eligibility of incoming participants to make salary deferral contributions and to vest in matching contributions. The amendment also provides for in-service withdrawals for the employees of the acquired company.

4.    PLAN AMENDMENTS

As of March 28, 2005, the Plan was amended to provide for automatic rollover of mandatory distribution amounts greater than $1,000. Prior to the amendment, upon an employee's termination of employment, if the employee's vested balance, excluding any rollovers made into the Plan, did not exceed $5,000, then a lump sum distribution was made to the employee if the employee did not elect to receive or roll over the distribution. Under the amended plan, if the employee's balance is between $1,000 and $5,000 and the employee does not elect to receive or roll over the distribution, then the distribution must be rolled over to an individual retirement account ("IRA").

In October 2005, the Plan was amended as of effective date April 1, 2005 primarily to include provisions for the employees of First Community Bancorp, Inc., which was acquired by the Employer's parent company on April 1, 2005. The provisions of the amendment included the recognition of these employees' service with the acquired bank for determination of eligibility of incoming participants to make salary deferral contributions and to vest in matching contributions. The amendment also provides for in-service withdrawals for the employees of the acquired bank. In addition to provisions related to the acquisition of First Community Bancorp, Inc., the Plan was amended to increase the elective compensation deferral rate from 25% to 50%.

5.    INVESTMENTS

Investments at fair value in excess of five percent of net assets available for benefits at December 31, 2005 and 2004 are as follows:


 Description                                       2005                 2004
                                               ------------         ------------

Fidelity Bankshares, Inc. common stock         $ 37,902,832         $ 33,350,234
                                               ============         ============

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,542,334 and $9,842,777 , respectively, as follows:


                                                                                      2005                    2004
                                                                              --------------------   ---------------------
Investments at fair value, as determined by quoted market price:
   Fidelity Bankshares, Inc. common stock                                             $ 4,993,075             $ 8,929,058
   Mutual funds                                                                           549,259                 913,719
                                                                              --------------------   ---------------------
                                                                                      $ 5,542,334             $ 9,842,777
                                                                              ====================   =====================

6.    TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2005 and 2004, the Plan owned the following investments that are considered party-in-interest transactions:

                                                                                               December 31, 2005
                                                                             -------------------------------------------------------
         Party-In-Interest                         Security                   Number of Shares        Cost           Fair Value
------------------------------------   ----------------------------------    -----------------------------------  ------------------
Charles Schwab Trust Company           Schwab Markettrack Balanced
                                           Fund                                            671         $ 10,469            $ 10,448
Charles Schwab Trust Company           Schwab Retirement Advantage
                                           Money Fund                                      135              135                 135
Charles Schwab Trust Company           Schwab Value Advantage
                                           Money Fund                                1,956,609        1,956,609           1,956,609
Fidelity Bankshares, Inc.              Fidelity Bankshares, Inc
                                           Common Stock                              1,159,108       11,767,269          37,902,832

                                                                                               December 31, 2004
                                                                             -------------------------------------------------------
         Party-In-Interest                         Security                   Number of Shares        Cost           Fair Value
------------------------------------   ----------------------------------    ------------------  ---------------  ------------------
Charles Schwab Trust Company           Schwab Retirement Advantage
                                           Money Fund                                   59,236         $ 59,236            $ 59,236
Charles Schwab Trust Company           Schwab Value Advantage
                                           Money Fund                                1,268,894        1,268,894           1,268,894
Fidelity Bankshares, Inc.              Fidelity Bankshares, Inc
                                           Common Stock                              1,169,910        9,658,452          33,350,234


During the years ended December 31, 2005 and 2004, dividend income earned on these investments was as follows:


                          Security                                                 2005                     2004
-------------------------------------------------------------               -------------------       -----------------
Schwab Markettrack Balanced Fund                                                         $ 222                     $ -
Schwab Retirement Advantage Money Fund                                                     905                     179
Schwab Value Advantage Money Fund                                                       42,012                  10,981
Fidelity Bankshares, Inc. Common Stock                                                 283,219                 330,239
                                                                            -------------------       -----------------
                                                                                     $ 326,358               $ 341,399
                                                                            ===================       =================

7.    RECONCILIATION TO FORM 5500

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

                                                                                      2005
                                                                               -------------------
     Change in net assets available for benefits per the financial statements         $ 6,734,851
     Less:  Amounts transferred from other employee benefit plans                        (399,554)
                                                                               -------------------
     Net income per the Form 5500                                                     $ 6,335,297
                                                                               ===================

8.    RISKS AND UNCERTAINTIES

The Plans assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                     ******

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

SCHEDULE H, PART IV, LINE 4i-SUPPLEMENTAL SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
SPONSOR EIN:  65-0481090, PLAN # 002
DECEMBER 31, 2005

------------------------------------------------------------------------------------------------------------------------------
 (a)                     (b)                                     (c)                          (d)                  (e)
                                                      Description of Investment,
                                                     Including Maturity Date, Rate
             Identity of Issuer, Borrower, Lessor      of Interest, Collateral,                                  Current
                       or Similar Party                 Par, or Maturity Value               Cost                 Value
      ------------------------------------------     -----------------------------     ------------------    -----------------
  *     Fidelity Bankshares, Inc.                            Common stock                   $ 11,767,269         $ 37,902,832
                                                                                       ------------------    -----------------

        Artisan Midcap Fund                                  Mutual fund                         113,144              126,882
        Artisan Midcap Value Fund                            Mutual fund                         337,655              326,309
        Blackrock Government Income Investment A             Mutual fund                         186,909              183,391
        Columbia Acorn Fund Class Z                          Mutual fund                         355,406              386,545
        Dodge & Cox Stock Fund                               Mutual fund                         682,325              745,123
        Europacific Growth Fund                              Mutual fund                         243,797              284,038
        Federated Kaufmann Fund Class K                      Mutual fund                         734,477              824,785
        First Eagle Sogen Overseas Fund                      Mutual fund                         612,805              686,512
        Growth Fund of America                               Mutual fund                         547,921              632,265
        Heartland Value Fund                                 Mutual fund                       1,153,017            1,145,688
        MFS Value Fund Class A                               Mutual fund                         121,543              127,470
        New Perspective Fund R4                              Mutual fund                         914,174              997,704
        Oakmark Fund                                         Mutual fund                         874,428              977,227
        Pimco Total Return Fund Class D                      Mutual fund                         376,077              367,525
  *     Schwab Markettrack Balanced Fund                     Mutual fund                          10,469               10,448
        T Rowe Price Growth Stock Fund                       Mutual fund                         263,104              289,828
        Vanguard F-1 Securities Short-Term Federal Fund      Mutual fund                         186,109              183,202
        Vanguard 500 Index Fund                              Mutual fund                       2,284,197            2,489,705
        Vanguard Wellington Fund                             Mutual fund                       1,241,054            1,319,264
                                                                                       ------------------    -----------------
                 Total mutual funds                                                           11,238,611           12,103,911
                                                                                       ------------------    -----------------
  *     Schwab Retirement Advantage Money Fund               Money funds                             135                  135
  *     Schwab Value Advantage Money Fund                    Money funds                       1,956,609            1,956,609
                                                                                       ------------------    -----------------
                 Total money funds                                                             1,956,744            1,956,744
                                                                                       ------------------    -----------------
                                                         Participants' notes
        Loan Fund                                     receivable interest rates
                                                      ranging from 4.5% to 10.0%                 944,065              944,065
                                                                                       ------------------    -----------------
                 Total investments                                                          $ 25,906,689         $ 52,907,552
                                                                                       ==================    =================

  *   Party-in-interest

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   SAVINGS PLAN FOR EMPLOYEES OF
                                                   FIDELITY FEDERAL BANK & TRUST

                                                   FIDELITY FEDERAL BANK & TRUST
                                                   PLAN ADMINISTRATOR




Date:  April 28, 2006                       By:    /s/ Robert L. Fugate
                                                   ----------------------------
                                            Name:  Robert L. Fugate
                                            Title: Executive Vice President,
                                                   Fidelity Federal Bank & Trust